Issuer Free Writing Prospectus filed pursuant to Rule 433

Supplementing the Prospectus Supplement dated January 22, 2021 and the Prospectus dated January 22, 2021

Registration No. 333-252342

TOYOTA FINANCIAL SERVICES | IncomeDriver Notes®

Accelerate your investments

Toyota Financial Services' IncomeDriver Notes® offers you an opportunity to invest with a company you believe in and a partner you can trust.


1.50%*
*Interest rate effective as of November 17th, 2020. The interest rate is variable and subject to change at any time

OVERVIEW | FEATURES | GET STARTED | PROGRAM DOCUMENTS | FAQS

Questions? Call 1-844-464-4673

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Overview

Our IncomeDriver Notes® pay a competitive interest rate and are redeemable at any time. IncomeDriver Notes® are not a bank account or a money market fund and are not FDIC-insured. IncomeDriver Notes® are offered in the U.S. only, and only by means of a prospectus.

Additional investments allowed at any time with no minimum investment amount required

Manage investments at any time

Higher interest rates than typical savings accounts

Why choose IncomeDriver Notes®?



HIGHER RETURNS

Earning is easier with higher interest rates than typical savings accounts



EASY INITIAL INVESTMENT

All it takes is $500 to start earning with us



SIMPLE ACCESS TO FUNDS

No long-term commitments so you can spend your money how you like, when you like

A smarter way to invest

Compare IncomeDriver Notes® rates to those of other popular investment options and see how you can start making more of your investments.[2]


Rate Comparison[1]
1.50%
0.07%
0.04%
IncomeDriver Notes
Money Market
Interest Checking

[1]As of October 19th, 2020, national rates for Money Market and Interest Checking are calculated within an annual percentage yield. This information is based upon the rates published by the Federal Deposit Insurance Corporation.

[2]IncomeDriver Notes® do not constitute a savings, deposit or other bank account and are not insured by or subject to the protection of the Federal Deposit Insurance Corporation. The IncomeDriver Notes® are not a money market fund, which are typically diversified funds consisting of short-term debt securities of many issuers, and therefore do not meet the diversifications and investment quality standards set forth for money market funds by the Investment Company Act of 1940.

Get started today

It's never too late, or too early, to begin investing with a trusted partner like Toyota Financial Services. Take a look at how simple it is to start.

1

VERIFY YOUR ELIGIBILITY

IncomeDriver Notes® are available to individuals and entities with a U.S. address and a SSN or Federal Tax ID number.

2

LEARN ABOUT YOUR INVESTMENT

Review the prospectus. The prospectus is the legal document we filed with the Securities and Exchange Commission (SEC) that provides details about Toyota Motor Credit Corporation and our IncomeDriver Notes® program, which may help you make a more informed decision.

3

COMPLETE THE ENROLLMENT APPLICATION

Visit our secure enrollment website to complete your enrollment application and electronically fund your initial investment from your U.S. bank account. Cash and checks cannot be accepted.

4

START INVESTING

You will earn daily interest on your principal investment. Your interest will be automatically reinvested at the end of each month.

ENROLL NOW

Program documents

ENROLLMENT

Privacy Notice

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Terms of Use

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Prospectus

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ACCOUNT CHANGE FORMS

Update your profile or bank account information

VIEW

Retitle a custodial investment

VIEW

Authorize an Attorney-in-Fact, Guardian, or Conservator

VIEW

CORPORATE RESOLUTION

Identify individuals who can transact on corporate, trust, or partnership Notes

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Frequently asked questions

What are IncomeDriver Notes®?

The IncomeDriver Notes® program is a direct investment in senior notes issued by Toyota Motor Credit Corporation ("TMCC"). IncomeDriver Notes® pay a variable rate of interest and are redeemable at any time. IncomeDriver Notes® are not a bank account or a money market fund and are not FDIC insured. IncomeDriver Notes® are offered in the U.S. only, and only by means of a prospectus. Review the prospectus before you invest.

Am I eligible to make an IncomeDriver Notes® investment?

Individuals and entities with a valid Social Security number (SSN) or U.S. federal taxpayer identification number (TIN) and a U.S. address are eligible. IncomeDriver Notes® may be held individually or jointly, among up to three individuals, or by corporations, partnerships, limited liability companies, firms, associations, or as custodial or trust investments.

What is the interest rate?

The current interest rate is 1.50%. The interest rate is variable and subject to change at any time. Interest is compounded daily at the rate in effect each day, based on a 365/366-day year.

Are IncomeDriver Notes® FDIC-insured?

No, IncomeDriver Notes® are not a savings, deposit or other bank account and are not insured by or subject to the protection of the Federal Deposit Insurance Corporation.

Where can I learn more about Toyota Motor Credit Corporation?

Toyota Motor Credit Corporation, which does business under the Toyota Financial Services (TFS) service mark, is one of the largest consumer finance companies in the U.S. and one of the highest-rated captive auto finance companies in the world. TFS employs approximately 3,200 employees nationwide with managed assets in excess of $122 billion. For information about earnings results, filings with the Securities and Exchange Commission, and company presentations, visit our Investor Relations Center.

How can I contact the IncomeDriver Notes® Customer Service Center?

You can contact the IncomeDriver Notes® Customer Service Center at 1-844-464-4673. Our representatives are available Monday through Friday between 8 a.m. and 7 p.m. (ET). You can also review more frequently asked questions by clicking here.

TOYOTA FINANCIAL SERVICES | IncomeDriver Notes®

Toyota Financial Services is a service mark used to market the products of Toyota Motor Credit Corporation and IncomeDriver Notes® is a registered trademark of Toyota Motor Credit Corporation.

Toyota Motor Credit Corporation ("TMCC") has filed a registration statement (including a prospectus) with the Securities and Exchange Commission ("SEC") for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents TMCC has filed with the SEC for more complete information about TMCC and this offering. You may get these documents for free by visiting the SEC website at www.sec.gov or by downloading them here. Alternatively, TMCC will arrange to send you the prospectus if you request it by calling 1-844-464-4673.
IncomeDriver Notes® are unsecured debt obligations solely of TMCC and are not obligations of, or directly or indirectly guaranteed, by Toyota Motor Corporation, Toyota Financial Services Corporation, or any of their respective affiliates. The IncomeDriver Notes® will have the benefit of credit support agreements as described in the prospectus filed with the SEC. IncomeDriver Notes® do not constitute a savings, deposit or other bank account and are not insured by or subject to the protection of the Federal Deposit Insurance Corporation. IncomeDriver Notes® are not a money market fund, which are typically diversified funds consisting of short-term debt securities of many issuers, and therefore do not meet the diversification and investment quality standards set forth for money market funds by the Investment Company Act of 1940.

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Toyota Financial Services IncomeDriver Notes®

Frequently Asked Questions

General

1. What are IncomeDriver Notes?

IncomeDriver Notes are debt securities issued by Toyota Motor Credit Corporation, which does business under the Toyota Financial Services service mark. IncomeDriver Notes pay a floating rate of interest and are redeemable at any time. IncomeDriver Notes are not a bank account or a money market fund and are not FDIC insured. IncomeDriver Notes are offered in the U.S. only and only by means of a prospectus. Please review the prospectus before you invest.

2. Am I eligible to make an IncomeDriver investment?

Individuals and entities with a valid Social Security number or U.S. federal taxpayer identification number and a U.S. address are eligible. IncomeDriver Notes may be held individually or jointly among up to three individuals as joint tenants with rights of survivorship, by corporations, partnerships, limited liability companies, firms, associations or as custodial or trust investments. An individual investor must also either be at least 18 years of age or must be the adult custodian for a minor under the Uniform Gift to Minors/Uniform Transfer to Minors Act.

3. Are IncomeDriver Notes FDIC-insured?

No, IncomeDriver Notes are not a savings, deposit or other bank account and are not insured by or subject to the protection of the Federal Deposit Insurance Corporation regulation or any other insurance.

4. Why is Toyota Financial Services offering IncomeDriver Notes?

IncomeDriver Notes are being offered as a way for us to expand and diversify our funding sources and provide a competitive investment alternative to investors.

5. How are IncomeDriver Notes different from a savings account?

IncomeDriver Notes are an unsecured debt obligation of Toyota Motor Credit Corporation, which does business under the Toyota Financial Services service mark. By making an investment in IncomeDriver Notes, you are not creating a savings, deposit or other type of bank account with Toyota Financial Services or any other party. IncomeDriver Notes are not subject to the protection of the Federal Deposit Insurance Corporation insurance or regulation or any other insurance.

6. How are IncomeDriver Notes different from a money market fund?

IncomeDriver Notes are not a money market fund, which are typically diversified funds consisting of short-term debt securities of many issuers, and are not subject to the requirements of the Investment Company Act of 1940 (including diversification and quality of investments).

7. What happens to my IncomeDriver Notes if Toyota Financial Services goes bankrupt?

IncomeDriver Notes are unsecured senior debt securities issued by Toyota Motor Credit Corporation, which does business under the Toyota Financial Services (TFS) service mark, and rank equally with all of TFS’ other outstanding unsecured senior debt obligations. In the event of a bankruptcy, you would be treated as an unsecured and unsubordinated creditor of TFS.

8. How can I contact the IncomeDriver Notes’ Customer Service Center?

You can contact the IncomeDriver Notes’ Customer Service Center at 1-844-464-4673. Our representatives are available Monday through Friday between 8 a.m. and 7 p.m. (ET). You can also visit our website at www.incomedrivernotes.com.

Account Setup and Initial Investment

9. How do I set up an IncomeDriver Notes profile online?

Visit www.eaccountservices.com/incomedrivernotes to start the registration process.

10. Will my application be put through any type of screening process?

Yes, we will verify your identity when you establish an IncomeDriver Notes account.

11. What are the different ways I can fund my initial investment?

You can only fund your initial investment via an electronic ACH transfer, processed from a U.S. bank account linked to your IncomeDriver Notes during the online set up process. Checks, money orders and wire transfers are not accepted to fund your initial investment.

12. What is the minimum initial investment?

The minimum initial investment amount is $500.

13. How many owners can I have on an IncomeDriver Note?

Currently, we only allow up to 3 joint owners on an IncomeDriver Note. Each owner will be considered 'joint with rights of survivorship', meaning all owners will have equal rights to the funds in the note.

14. What needs to be submitted for a corporation, partnership, LLC or sole proprietorship to invest?

A corporate resolution is required to setup an IncomeDriver Note, and other documentation may need to be submitted depending on the type of entity.

15. What is a corporate resolution?

A corporate resolution is a document indicating a corporation or other entity has the authority to invest in IncomeDriver Notes and that the individual acting on behalf of the corporation or other entity has the authority to do so.

16. Will a corporate check be accepted for a new corporate investment?

No, checks are not an acceptable form of investment in IncomeDriver Notes.

17. Can I designate a beneficiary on my IncomeDriver Notes investment?

No, we do not currently offer that feature.

18. Are IncomeDriver Notes transferable?

No, IncomeDriver Notes are not transferable.

19. Are there any age eligibility requirements?

All owners must be 18 years or older.

Additional Investments

20. What are the different ways I can add funds to my investment?

You may add to your investment by ACH transfer (one-time or recurring), processed from a U.S. bank account linked to your IncomeDriver Notes during the online set up process, or by wire transfer. No checks or money orders will be accepted.

21. How can I change my ACH instructions?

ACH instructions can be changed by submitting a Change Form with your updated banking information. Please carefully review and follow all instructions included on the Change Form to ensure that you have provided all required information prior to mailing the form to us.

22. What is the minimum additional investment amount?

There is no minimum amount required for additional investments.

23. When I make an investment, is there a hold placed on the funds I have invested?

Funds invested by wire are immediately available, if received before 1 p.m.CT, otherwise wire investments will be available the next business day. Funds received by ACH investment, whether an initial investment, a one-time investment or a recurring investment, will not be available for redemption until the third Business Day after the ACH investment posts to your IncomeDriver Note account.

Account Access and Maintenance

24. What transactions can I perform over the web?

You can establish your initial investment, set up one-time or recurring investments or redemptions, view your transactions and statements, transfer money between IncomeDriver Notes and your linked U.S. bank account, update your investment profile, and download program forms.

25. How can I use the interactive voice response (IVR) telephone system to manage my IncomeDriver Notes investment?

You may use the IVR to review your IncomeDriver Notes transaction history and balance, current interest rates, and make an investment from, or a redemption to, your linked U.S. bank account.

26. How can I change my personal information related to my IncomeDriver Notes investment, including mailing/registered address?

Many changes can be done online by logging into your account, while other changes require the completion of a Change Form signed by all owners of the investment. The completed change form will need to be mailed to us at the following address:

Toyota Financial Services IncomeDriver Notes

P.O. Box 534050

Pittsburgh, PA 15253-4050

Please carefully review and follow all instructions included on the change form to ensure that you have provided all required information prior to mailing the form to us.

27. If I make a change to my IncomeDriver Notes, how long before the change takes effect?

Changes made online to your personal information will take effect immediately. Requests made by mail are completed within 1-2 business days of receipt.

28. Can I add, replace or remove another investor at any time?

Investors can be added or removed by completing this Change Form. If the Social Security Number (SSN) or Taxpayer Identification Number (TIN) of the primary owner must be changed, a new IncomeDriver Note must be opened.

29. The Social Security number on my investment is incorrect. How can I change it?

In most cases, you will have to submit an IRS W-9 form and a Change Form to change the SSN listed on your investment. However, if the primary SSN or TIN must be changed and the change is not due to an error, a new IncomeDriver Note must be opened.

30. How can I confirm that a recent transaction I made has been processed?

You can either log onto the website or use the IVR to verify your investment transaction history.

31. How can I reset my PIN for the IVR?

You can reset your PIN through the IVR system by following the step-by-step instructions. You can also contact a Customer Service Representative at 1-844-464-4673 to reset the PIN.

32. How can I reset my online password?

You can reset your password online by clicking on the Manage Authentication tab at www.eaccountservices.com/IncomeDriverNotes. If your online access is locked, please contact the IncomeDriver Notes Customer Service Center at 1-844-464-4673.

33. What happens if I don’t log into IncomeDriver Notes for a period of time?

As a security measure, your password will be disabled after 180 days of inactivity. We recommend you log in periodically to preserve your password. If you need to reset your password, please contact the IncomeDriver Notes Customer Service Center at 1-844-464-4673.

34. What will happen if my IncomeDriver Note balance falls below the minimum outstanding limit?

If your IncomeDriver Note balance falls below $250, you will be notified and will have three months to deposit funds to raise your balance to equal or exceed the minimum balance requirement. If your IncomeDriver Note balance does not equal or exceed $250 by the end of the third month, your investment will be redeemed in full and a close-out check will be mailed to the registered address on file for your Note.

35. What happens if my IncomeDriver Note exceeds the maximum outstanding investment limit?

If the amount of your Note exceeds the maximum outstanding investment limit of $100,000,000, we may notify you in writing that we intend to redeem the amount of your investment in excess of $100,000,000. If we elect to make such redemption, we will remit the excess, less any tax withholding and any applicable fees, to you using the information on file for your Note. The maximum outstanding investment for any one Note is subject to change at the discretion of TFS without prior notice to investors.

36. How is the tax reported on an IncomeDriver Notes investment with multiple owners?

Taxable income is reported under the SSN/TIN of the primary owner of the IncomeDriver Notes investment.

Interest

37. Will the interest I earn be taxable?

Yes. Interest earned on your IncomeDriver Notes investment will constitute income to you and is taxable.  You should consult your own tax adviser concerning the application of U.S. Federal income tax laws, as well as the laws of any state, local or foreign taxing jurisdictions, to your situation.

38. How often will I be paid interest?

Interest is accrued and compounded daily and will be reinvested on the last business day of the month.

39. How do I find the current interest rate?

The current interest rate can be found on our website at IncomeDriverNotes.com.

40. How is the interest rate determined for IncomeDriver Notes?

Interest rates on IncomeDriver Notes are determined by Toyota Financial Services and are subject to change at any time.

41. When is a change in interest rate effective and when is it posted to the website?

Interest rates are subject to change at any time. If the interest rate changes, the new rate will be disclosed in a pricing supplement filed with the SEC and posted on our website at IncomeDriverNotes.com.

Redemptions

42. How do I make redemptions?

By ACH or wire, to the linked U.S. bank account designated for the Note. Bank instructions must be on file to complete wire redemptions and will incur a fee of $11 per wire transaction.

43. What is the minimum ACH or wire redemption amount?

There is no minimum amount required for ACH redemptions. For wire redemptions, the minimum is $1,000.

44. Can I set up a recurring redemption?

Yes, you can do this online, by calling Customer Service, or by mailing in a Change Form.

45. How can I change a recurring investment/redemption?

You can make the changes online, by calling Customer Service, or by mailing in a Change Form. The Change Form must be submitted with proof of your identity, which may include a copy of your valid driver’s license, state ID, passport, or passport card with a photo.

46. If I make redemptions and you don’t have my SSN/TIN will any monies be withheld?

IncomeDriver Notes cannot be opened without a valid SSN/TIN on file.

47. Can I authorize redemptions to be invested into another IncomeDriver Notes investment that I own?

You may transfer funds between IncomeDriver Notes, but a redemption or close-out of an IncomeDriver Note may only be made to the linked U.S. bank account designated for the Note.

48. Can my redemption be fulfilled partially via check and partially via wire?

No, all redemptions must be completed in total either via wire or ACH.

Closing Your Note

49. Are there any penalties for closing my IncomeDriver Notes investment?

No, you may close your IncomeDriver Notes investment at any time without penalty.

50. How do I go about closing my IncomeDriver Notes investment?

You may contact us by phone at 1-844-464-4673 or submit a written request to the following mailing address:

Toyota Financial Services IncomeDriver Notes

P.O. Box 534050

Pittsburgh, PA 15253-4050

If you call us, we will confirm your identity and process your close request over the phone. If you write to us, you must send a letter stating that you wish to close your IncomeDriver Notes investment. Each owner listed on the investment must sign the letter and submit proof of identity, including a copy of his/her valid driver’s license, state ID, passport, or passport card with a photo. IncomeDriver Notes investments cannot be closed online at this time.

51. The owner of the IncomeDriver Notes investment has passed away. How do I change ownership?

The primary owner of the IncomeDriver Note cannot be changed or transferred. To continue an investment after the death of the primary owner, the original IncomeDriver Notes investment must be redeemed and a new investment opened. To notify us of the death of a Note Holder and/or to redeem the Note, please contact the Customer Service Center at 1-844-464-4673. Certain documentation will be required to redeem an IncomeDriver Note investment following the death of the primary owner.

Statements

52. Are statements delivered electronically or through the mail? If there’s an option for both, how do I change my preference?

Both electronic statements and paper statements are available. You are able to change your statement delivery preference online by logging into your account.

53. How often will I receive an IncomeDriver Notes statement?

Electronic statements will be made available to you on the IncomeDriver Notes website at least quarterly. Investors may request to receive paper statements to be mailed on a quarterly basis.

54. How do I get year-end tax forms?

1099s will be mailed to the registered address designated in your investment profile. Duplicate 1099 forms are available upon request for a $10 fee.

Fees

55. Is there a fee if my IncomeDriver Notes balance falls below the minimum outstanding investment requirement?

There is no minimum balance fee.

56. What fees, if any, should I expect to incur?

Currently, we charge an $11 fee for wire redemptions, a $15 fee for each duplicate quarterly paper statement requested, and a $10 fee for each requested duplicate 1099 copy. At this time, there are no fees for investments/redemptions made via ACH, and there is no monthly fee for maintaining an IncomeDriver Notes investment.

Customer Service Center Contact Information

57. What is the IncomeDriver Notes contact phone number and mailing address?

The Customer Service Center phone number is 1-844-464-4673 and the mailing address is:

Toyota Financial Services IncomeDriver Notes

P.O. Box 534050

Pittsburgh, PA 15253-4050